UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on May 11, 2017, the following resolutions were approved by the shareholders:

1. To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2017 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2016;

2. To approve the re-election of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2020;

3. To approve the election of Mr. Nicholas A. Weinstein to the Board of Directors for a three-year term until the annual general meeting to be held in 2020 or until earlier expired in accordance with the Company's Articles of Association;

4. To approve the re-election of Mr. Ofer Tsimchi to the Board of Directors for a one-year term until the annual general meeting to be held in 2018;

5. To approve the re-election of Ms. Nurit Benjamini to the Board of Directors for a two-year term until the annual general meeting to be held in 2019;

6. To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to eleven (11);

7. To approve an amendment to the Company's Articles of Association providing for early expiration of the term of office of any director nominated by the investor who purchased at least $15 million of American Depository Shares ("ADSs") and warrants in the Company's December 27, 2016 public offering if the investor and its affiliates do not meet certain beneficial ownership levels of the Company's shares;

8. To approve an amendment to the Company's Articles of Association to clarify that simple majority shareholder vote is required to elect a director nominated for a term of less than three years;

9. To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

10. To approve revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

11. To approve grants of options to purchase ordinary shares in the Company to the non-executive directors of the Company; and

12. To approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and on October 29, 2015 (Registration No. 333-207654) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2017	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer